UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Schneider, Charles R.
   200 Manswell Court
   Fifth Floor
   Roswell, GA  30076
2. Issuer Name and Ticker or Trading Symbol
   Metamor Worldwide, Inc.
   MMWW
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   June 15, 2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |06/15/|D   |V|17,505            |D  |(1)        |-0-                |D     |                           |
                           |00    |    | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Employee Stock Option |$7.5556 |11/07|D   |V|2,250      |D  |(2)  |11/07|Common Stock|2,250  |(2)    |-0-         |D  |            |
(right to buy)        |        |/95  |    | |           |   |     |/05  |            |       |       |            |   |            |
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Employee Stock Option |$18.0000|05/06|D   |V|1,000      |D  |(3)  |05/06|Common Stock|       |(3)    |-0-         |D  |            |
(right to buy)        |        |/97  |    | |           |   |     |/07  |            |       |       |            |   |            |
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Employee Stock Option |$33.5940|05/19|D   |V|1,000      |D  |(4)  |05/19|Common Stock|       |(4)    |-0-         |D  |            |
(right to buy)        |        |/98  |    | |           |   |     |'08  |            |       |       |            |   |            |
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Employee Stock Option |$22.1250|05/20|D   |V|1,000      |D  |(5)  |05/20|Common Stock|       |(5)    |-0-         |D  |            |
(right to buy)        |        |/99  |    | |           |   |     |/09  |            |       |       |            |   |            |
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Employee Stock Option |$23.5000|05/18|D   |V|4,000      |D  |(6)  |05/18|Common Stock|       |(6)    |-0-         |D  |            |
(right to buy)        |0       |/00  |    | |           |   |     |/10  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Disposed of pursuant to merger agreement between issuer and PSINet Incorporated in exchange for 15,754 shares of PSINet common stock having a market value of $30.13 per share on the effective date of the merger.
(2) This option which provided for vesting in three equal annual installments beginning November 7, 1996, was assumed by PSINet in the merger and replaced with an option to purchase 2,025 shares of PSINet common stock for $8.395 per share. This option is fully vested.
(3) This option which provided for vesting in three equal annual installments beginning May 6, 1998, was assumed by PSINet in the merger and replaced with an option to purchase 900 shares of PSINet common stock for $20.00 per share. This option is fully vested.
(4) This option which provided for vesting in three equal annual installments beginning May 19, 1999, was assumed by PSINet in the merger and replaced with an option to purchase 900 shares of PSINet common stock for $37.327 per share. The grant vested 100% with the change of control.
(5) This option which provided for vesting in three equal annual installments beginning May 20, 2000 was assumed by PSINet in the merger and replaced with an option to purchase 900 shares of PSINet common stock for $24.583 per share. The grant vested 100% with the change of control.
(6) This option which provided for vesting one year from grant date was assumed by PSINet in the merger and replaced with an option to purchase
3,600 shares of PSINet common stock for $26.111 per share. The grant vested 100% with the change of control.
SIGNATURE OF REPORTING PERSON
Charles R. Schneider
DATE
July 10, 2000